October 30, 2013

Rose Zukin

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	GlobeImmune, Inc.

Withdrawal of Registration Statement on Form S-1 (File No. 333-182512)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GlobeImmune, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-182512), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was confidentially submitted to the Commission via secure email on May 23, 2012 and originally filed with the Commission on July 2, 2012.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The initial public offering would have been a discretionary financing for the Registrant. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at GlobeImmune, Inc., 1450 Infinite Drive, Louisville, CO 80027, with a copy to the Company’s counsel, Cooley LLP, Attn: Brent D. Fassett, 380 Interlocken Crescent, Suite 900, Broomfield, CO 80021, facsimile number (720) 566-4099.

If you have any questions with respect to this matter, please contact Brent D. Fassett of Cooley LLP at (720) 566-4025.

Sincerely,

GLOBEIMMUNE, INC.

/s/ Timothy C. Rodell
DR. TIMOTHY C. RODELL, M.D.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

/s/ C. Jeffrey Dekker
JEFFREY DEKKER
VICE PRESIDENT, FINANCE